## Contact

www.linkedin.com/in/matt-venturi-63b29913 (LinkedIn)

## Top Skills

Mergers & Acquisitions
Corporate Finance
Investment Banking

# Matt Venturi

Founder & CEO at ClearingBid, Inc.
Burlingame, California, United States

## Summary

Experienced specialist with a deep knowledge and demonstrated history of working in all aspects of Corporate Finance and Capital Markets. Innovator, developer and marketer of new financial products converging technology with deep Investment Banking Industry expertise involving Equities, Fixed Income, Mergers & Acquisitions, Financial Restructurings and Strategic Alliances. Strong professional with a combination of Wall Street experience and entrepreneurial skills to initiate transformative changes for a positive and socially responsible impact.

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## Experience

### ClearingBid, Inc.

Founder & CEO
November 2016 - Present (6 years 8 months)
345 Lorton Avenue, Burlingame, CA 94010

ClearingBid provides an entirely new application of technology to expand access for potentially millions of investors interested in new security issues while engaging the participation of the broader, broker-dealer community. ClearingBid's order routing system employs many of the same principles identical to how securities are offered and traded in well-functioning secondary markets using existing protocols while increasing transparency and applying its proprietary price discovery and order demand authentication methods. Orders from investors are collected seamlessly and placed in a time/price priority orderbook, in which order quantities and prices can be made visible to all, while providing all investors the opportunity to participate.

### Venturi & Company LLC

Managing Member
September 2001 - Present (21 years 10 months)

Venturi & Company LLC is a boutique investment bank specializing in mergers and acquisitions, financial restructurings, private placements, strategic alliances and general corporate finance advisory services.

"Registered Representative with and offer securities through ClearingBid Markets, Inc. Member FINRA"

Houlihan Lokey
Managing Director
1998 - 2001 (3 years)

Responsible for Investment Banking efforts in San Francisco; member of Investment Banking Committee, Finance Committee and Strategic Alliance Committee.

Salomon Smith Barney
Managing Director
1984 - 1996 (12 years)

Head of Western Region Emerging Growth Group; senior member of Financial Restructuring Group; origination of proprietary franchise finance program and Structured Finance Group efforts.

Merrill Lynch
Director, Corporate Syndicate
1979 - 1983 (4 years)
New York, NY

Member of the Corporate Debt Syndication Desk. Previously served in several sales, trading and capital markets areas, including a member of the firm's highly regarded Corporate Intern Program.

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## Education

New York University - Leonard N. Stern School of Business
Master of Business Administration (MBA), Finance · (1979 - 1983)

Santa Clara University
Bachelor of Arts (B.A.), Marketing · (1976 - 1978)